Exhibit 99.1

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	151,119,985	136,273,128	18,859,244
Accounts receivable, net	80,352,463	65,412,415	9,052,619
Prepayments and other current assets	6,169,398	10,256,886	1,419,481
Due from related parties	60,280	-	-
Inventories, net	1,757,949	1,854,348	256,629
Total current assets	239,460,075	213,796,777	29,587,973

NON-CURRENT ASSETS
Prepayment and deposits, net	417,004	396,451	54,866
Property and equipment, net	1,647,876	1,656,623	229,265
Intangible assets, net	15,376,524	12,187,318	1,686,639
Investments in unconsolidated entities	-	600,000	83,036
Right-of-use assets, net	4,064,525	3,232,975	447,421
Goodwill	21,155,897	21,155,897	2,927,828
Total non-current assets	42,661,826	39,229,264	5,429,055

Total assets	282,121,901	253,026,041	35,017,028

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	61,208,297	63,001,613	8,718,981
Advance from customers	3,404,038	1,036,017	143,377
Other payables and accrued liabilities	13,549,553	13,432,485	1,858,962
Due to related parties	350,000	-	-
Operating lease liabilities – current	1,596,584	1,510,093	208,986
Loan payable	410,000	25,461	3,524
Taxes payable	602,254	604,035	83,594
Total current liabilities	81,120,726	79,609,704	11,017,424

NON-CURRENT LIABILITIES
Operating lease liabilities – non-current	2,574,711	1,865,482	258,170
Deferred tax liabilities	1,106,519	162,599	22,503
Warrant liabilities	425,619	445,897	61,709
Total non-current liabilities	4,106,849	2,473,978	342,382

Total liabilities	85,227,575	82,083,682	11,359,806

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0001 par value	36,144	36,144	5,081
Additional paid-in capital	254,138,709	254,138,709	36,701,010
Accumulated deficit	(65,500,622)	(94,171,700)	(13,259,736)
Statutory reserves	11,110,699	11,110,699	1,722,262
Accumulated other comprehensive loss	(3,182,525)	(114,482)	(1,504,391)
Total MICROCLOUD HOLOGRAM INC. shareholders’ equity	196,602,405	170,999,370	23,664,226

NON-CONTROLLING INTERESTS	291,921	(57,011)	(7,004)

Total equity	196,894,326	170,942,359	23,657,222

Total liabilities and shareholders’ equity	282,121,901	253,026,041	35,017,028

The accompanying notes are an integral part of these consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ending June 30,
	2022	2023	2023
	RMB	RMB	USD
OPERATING REVENUES
Products	86,279,003	20,639,028	2,980,279
Services	165,867,635	77,275,797	11,158,638
Total operating revenues	252,146,638	97,914,825	14,138,917

COST OF REVENUES
Products	(79,886,145)	(13,844,925)	(1,999,209)
Services	(46,490,124)	(34,109,784)	(4,925,459)
Total Cost of Revenues	(126,376,269)	(47,954,709)	(6,924,668)

GROSS PROFIT	125,770,369	49,960,116	7,214,249

OPERATING EXPENSES
Provision for doubtful accounts	(1,237,282)	(15,686,227)	(2,265,094)
Selling expenses	(3,363,001)	(4,791,392)	(691,878)
General and administrative expenses	(11,214,412)	(11,938,748)	(1,723,957)
Research and development expenses	(75,812,189)	(49,469,390)	(7,143,388)
Total operating expenses	(91,626,884)	(81,885,757)	(11,824,317)

INCOME (LOSS) FROM OPERATIONS	34,143,485	(31,925,641)	(4,610,068)

OTHER INCOME
Finance income, net	277,487	1,803,061	260,362
Other income, net	579,850	108,643	15,689
Total other income, net	857,337	1,911,704	276,051

INCOME (LOSS) BEFORE INCOME TAXES	35,000,822	(30,013,937)	(4,334,017)
Income tax credit	1,669,761	993,927	143,523

NET INCOME (LOSS)	36,670,583	(29,020,010)	(4,190,494)

Less: Net loss attributable to non-controlling interests	(63,030)	(348,932)	(50,386)

NET INCOME (LOSS) ATTRIBUTABLE TO MICROCLOUD HOLOGRAM INC. ORDINARY SHAREHOLDERS	36,733,613	(28,671,078)	(4,140,108)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	623,643	3,068,043	443,026

COMPREHENSIVE INCOME (LOSS)	37,294,226	(25,951,967)	(3,747,468)

Less: Comprehensive loss attributable to non-controlling interests	(63,030)	(348,932)	(50,386)

COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO MICROCLOUD HOLOGRAM INC. ORDINARY SHAREHOLDERS	37,357,256	(25,603,035)	(3,697,082)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	132,000,000	20,071,595	20,071,595

EARNINGS (LOSS) PER SHARE
Basic and diluted	0.28	(1.43)	(0.21)

The accompanying notes are an integral part of these consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional	Retained earnings		Other	Non-
	Shares	Par Value	paid-in capital	Statutory reserves	Unrestricted	comprehensive income	controlling interests	Total	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2021	132,000,000	86,093	29,910,089	8,541,295	73,819,679	(57,817)	(66)	112,299,273	16,761,587
Net income	-	-	-	-	36,733,613	-	(63,030)	36,670,583	5,473,385
Statutory reserves	-	-	-	1,722,734	(1,722,734)	-	-	-	-
Foreign currency translation	-	-	-	-	-	623,643	-	623,643	93,084
BALANCE, June 30, 2022	132,000,000	86,093	29,910,089	10,264,029	108,830,558	565,826	(63,096)	149,593,499	22,328,056

	Ordinary shares		Additional	Retained earnings		Other	Non-
	Shares	Par Value	paid-in capital	Statutory reserves	Unrestricted	comprehensive income	controlling interests	Total	Total
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2022	50,812,035	36,144	254,138,709	11,110,699	(65,500,622)	(3,182,525)	291,921	196,894,326	27,248,793
Net income	-	-	-	-	(28,671,078)	-	(348,932)	(29,020,010)	(4,016,167)
Foreign currency translation	-	-	-	-	-	3,068,043	-	3,068,043	424,596
BALANCE, June 30, 2023	50,812,035	36,144	254,138,709	11,110,699	(94,171,700)	(114,482)	(57,011)	170,942,359	23,657,222

The accompanying notes are an integral part of these consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ending June 30,
	2022	2023	2023
	RMB	RMB	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	36,670,583	(29,020,010)	(4,190,494)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,315,470	3,525,946	509,147
Amortization of operating lease right-of-use assets	782,675	831,551	120,076
Provision for doubtful accounts	1,237,282	15,671,985	2,263,037
Deferred tax benefits	(1,685,567)	(943,920)	(136,302)
Provision for inventory reserve	(65,154)	-	-
Loss on disposal fixed assets	3,285	-	-
Change in operating assets and liabilities:
Accounts receivable	(19,666,225)	(731,937)	(105,692)
Prepayment and other current assets	(8,631,298)	(4,087,488)	(590,234)
Inventories	619,346	(96,399)	(13,920)
Prepayments and deposits	(70,900)	20,553	2,968
Accounts payable	8,450,783	1,793,316	258,955
Operating lease liabilities	(718,008)	(795,720)	(114,902)
Advance from customers	1,884,854	(2,368,021)	(341,943)
Other payables and accrued liabilities	275,991	(117,068)	(16,905)
Taxes payable	(1,926,401)	1,781	257
Net cash provided by (used in) operating activities	20,476,716	(16,315,431)	(2,355,952)

CASH FLOWS FROM INVESTING ACTIVITIES:
Loan to third parties	(10,339,518)	-	-
Loan repayment from third parties	23,668,958	-	-
Purchases of property and equipment	(1,812,133)	(345,488)	(49,889)
Investments in unconsolidated entities	-	(600,000)	(86,640)
Net cash provided by (used in) investing activities	11,517,307	(945,488)	(136,529)

CASH FLOWS FROM FINANCING ACTIVITIES:
Amounts advanced from related parties	411,659	-	-
Amounts advanced to related parties	(40,280)	-	-
Repayments from related parties	-	60,280	8,704
Repayments to related parties	(370)	(350,000)	(50,540)
Repayments of third party loan	-	(384,539)	(55,527)
Proceeds of third party loan	470,000	-	-
Net cash provided by (used in) financing activities	841,009	(674,259)	(97,363)

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	721,682	3,088,321	(461,250)

CHANGE IN CASH AND CASH EQUIVALENTS	33,556,714	(14,846,857)	(3,051,094)

CASH AND CASH EQUIVALENTS, beginning of period	48,006,979	151,119,985	21,910,338

CASH AND CASH EQUIVALENTS, end of period	81,563,693	136,273,128	18,859,244

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	1,821	4,411	637
Cash paid for interest	-	6,887	994

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Initial recognition of right-of-use assets and lease liabilities	5,653,603	-	-

The accompanying notes are an integral part of these consolidated financial statements.

MICROCLOUD HOLOGRAM INC. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

MicroCloud Hologram Inc. (formerly known as Golden Path Acquisition Corporation (“Golden Path” or “the Company”)), a Cayman Islands exempted company, is a leading holographic digitalization technology service provider in China, which is committed to providing first-class holographic technology services to the customers worldwide.

On September 16, 2022, the Company consummated the previously announced business combination pursuant to the Merger Agreement, by and among Golden Path, Golden Path Merger Sub, and MC Hologram Inc. (“MC”). Pursuant to the Merger Agreement, MC merged with Golden Path Merger Sub, survived the merger and continued as the surviving company and a wholly owned subsidiary of Golden Path (the “Merger”, and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”). Upon the closing of the Business Combination (the “Closing”), Golden Path changed its name to MicroCloud Hologram Inc., pursuant to which Golden Path issued 44,554,455 ordinary shares to MC shareholders. Prior to the Closing, the holders of Golden Path ordinary shares had the right to redeem all or a portion of their Golden Path ordinary shares calculated in accordance with Golden Path’s governing documents. At the Closing, each of Golden Path’s public units separated into its components consisting of one ordinary share, one warrant and one right, and as a result, the units no longer trade as a separate security. As a result of the Closing of the Business Combination, after reflecting the actual redemption of 2,182,470 shares by Golden Path shareholders, MC owns approximately 87.68% of the outstanding Golden Path ordinary shares, the former shareholders of Golden Path owns approximately 11.57% of the outstanding Golden Path ordinary shares, and Peace Asset Management, a private held entity who facilitated the business combination, owns approximately 0.75% as of June 30, 2023 (not giving effect to any shares issuable to them upon the exercise of any Golden Path warrants). Immediately after giving effect to the Business Combination, MicroCloud has 50,812,035 ordinary shares issued and outstanding, and 6,020,500 warrants outstanding. The proceeds received from the Reverse Recapitalization is $33.2 million, net of certain transaction costs.

As a result of the consummation of the Business Combination, MC is now a wholly owned subsidiary of the Company, which has changed its name to MicroCloud Hologram Inc.

Following the Closing, on September 19, 2022, the ordinary shares and public warrants outstanding upon the Closing began trading on the NASDAQ Stock Exchange (the “NASDAQ”) under the symbols “HOLO” and “HOLOW,” respectively.

The transaction was accounted for as a “reverse recapitalization” in accordance with accounting principles generally accepted in the United States (“GAAP”) because the primary assets of Golden Path would be nominal following the close of the Merger. Under this method of accounting, Golden Path was treated as the “acquired” company for financial reporting purposes and MC was determined to be the accounting acquirer based on the terms of the Merger and other factors including: (i) MC’s stockholders have a majority of the voting power of the combined company, (ii) MC comprises a majority of the governing body of the combined company, and MC’s senior management comprises all of the senior management of the combined company, and (iii) MC comprises all of the ongoing operations of the combined entity. Accordingly, for accounting purposes, this transaction was treated as the equivalent of the Company issuing shares for the net assets of Golden Path, accompanied by a recapitalization. The shares and net loss per common share, prior to the Reverse Recapitalization, have been retroactively restated as shares reflecting the Exchange Ratio established in the Reverse Recapitalization (one Golden Path share for one Company share). The net assets of Golden Path were recorded at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the Reverse Recapitalization are those of MC.

The accompanying unaudited consolidated financial statements reflect the activities of the Company and each of the following entities as of June 30, 2023:

Name	Background		Ownership
MC Hologram Inc (“MC”)	-	A Cayman Islands company	100% owned by MicroCloud
	-	Formed on November 10, 2020
	-	Registered capital of USD 50,000 Primarily engages in holographic integrated solutions.

Quantum Edge HK Limited (“Mengyun HK”)	-	A Hong Kong company	100% owned by MC
	-	Formed on November 25, 2020
	-	Registered capital of HK 10,000 (USD 1,290)
	-	A holding company

Beijing Xihuiyun Technology Co., Ltd (“Beijing Xihuiyun”)	-	PRC limited liability company	100% owned by Mengyun HK
	-	Formed on May 11, 2021
	-	Registered capital of RMB 207,048,000 (USD 30,000,000)
	-	A holding company

Shanghai Mengyun Holographic Technology Co., Ltd. (“Shanghai Mengyun”)	-	A PRC limited liability company	81.63% owned by Beijing Xihuiyun and 18.37% owned by Mengyun HK
	-	Formed on March 24, 2016
	-	Registered capital of RMB 27,000,000 (USD 4,316,665)
	-	Primarily engages in holographic integrated solutions.

Shenzhen Mengyun Holographic Technology Co., Ltd. (“Shenzhen Mengyun”)	-	A PRC limited liability company	100% owned by Shanghai Mengyun
	-	Formed on March 15, 2016
	-	Registered capital of RMB 10,000,000 (USD 1,538,461)
	-	Primarily engages in holographic integrated solutions.

Shenzhen Qianhai Youshi Technology Co., Ltd. (“Qianhai Youshi”)	-	A PRC limited liability company	100% owned by Shanghai Mengyun
	-	Formed on August 14, 2014
	-	Registered capital of RMB 10,000,000 (USD 1,538,461)
	-	Primarily engages in holographic content sales and SDK software services.

Shenzhen Yijia Network Technology Co., Ltd. (“Yijia Network”)	-	A PRC limited liability company	100% owned by Qianhai Youshi
	-	Formed on September 25, 2008
	-	Registered capital of RMB 10,000,000 (USD 1,538,461)
	-	Primarily engages in holographic content sales and SDK software services.

Name	Background		Ownership
Horgos Youshi Network Technology Co., Ltd. (“Horgos Youshi”)	-	A PRC limited liability company	100% owned by Qianhai Youshi
	-	Formed on November 2, 2020
	-	Registered capital of RMB 1,000,000 (USD 153,846)
	-	Primarily engages in holographic content sales and SDK software services.

Horgos Weiyi Software Technology Co., Ltd. (“Horgos Weiyi”)	-	A PRC limited liability company	100% owned by Shenzhen Mengyun
	-	Formed on September 6, 2016
	-	Registered capital of RMB 10,000,000 (USD 1,538,461)
	-	Primarily engages in holographic integrated solutions.

Shenzhen BroadVision Technology Co., Ltd. (“Shenzhen Bowei”)	-	A PRC limited liability company	100% owned by Shenzhen Mengyun
	-	Formed on April 12, 2016
	-	Registered capital of RMB 10,000,000 (USD 1,538,461)
	-	Primarily engages in holographic PCBA solutions.

Mcloudvr Software Network Technology HK Co., Limited (“Mcloudvr HK”)	-	A Hong Kong company	100% owned by Shenzhen Mengyun
	-	Formed on February 2, 2016
	-	Registered capital of HKD 100,000 (USD 12,882)
	-	Primarily engages in holographic integrated solutions.

Shenzhen Tianyuemeng Technology Co., Ltd. (“Shenzhen Tianyuemeng”)	-	A PRC limited liability company	100% owned by Shenzhen Mengyun
	-	Formed on January 6, 2014
	-	Registered capital of RMB 20,000,000 (USD 3,076,922)
	-	Primarily engages in holographic advertising services.

Shenzhen Yunao Hongxiang Technology Co., Ltd. (“Shenzhen Yunao”)	-	A PRC limited liability company	100% owned by Shenzhen Mengyun
	-	Formed on December 3, 2021
	-	Registered capital of RMB 5,000,000 (USD 784,671)
	-	Advertising service

Broadvision Intelligence (Hong Kong), Ltd. (“Broadvision HK”)	-	A Hong Kong company	100% owned by Shenzhen Bowei
	-	Formed on November 5, 2020
	-	Registered capital of HKD 10,000 (USD 1,288)
	-	No operation

Name	Background		Ownership
Horgos BroadVision Technology Co., Ltd. (“Horgos Bowei”)	-	A PRC limited liability company	100% owned by Shenzhen Bowei
	-	Formed on November 4, 2020
	-	Registered capital of RMB 1,000,000 (USD 153,846)
	-	Primarily engages in holographic PCBA solutions.

Horgos Tianyuemeng Technology Co., Ltd. (“Horgos Tianyuemeng”)	-	A PRC limited liability company	100% owned by Shenzhen Tianyuemeng
	-	Formed on October 23, 2020
	-	Registered capital of RMB 1,000,000 (USD 153,846)
	-	Primarily engages in SDK software services.

Horgos Tianyuemeng Technology Co., Ltd.-Shenzhen Branch (“Horgos Tianyuemeng-SZ”)	-	A PRC limited liability company	100% owned by Horgos Tianyuemeng
	-	Formed on March 19, 2021
	-	Registered capital of RMB 1,000,000 (USD 153,846)
	-	No operation
	-	Dissolved on December 10, 2021

Shanghai Mengyun Quanyou Vision Technology Co., Ltd (“Shanghai Quanyou”)	-	A PRC limited liability company	100% owned by Shanghai Mengyun
	-	Formed on June 24, 2021
	-	Registered capital of RMB 1,000,000 (USD 153,846)
	-	No operation
	-	Dissolved on September 1, 2021

Ocean Cloud Technology Co., Limited. (“Ocean HK”)	-	A Hong Kong company	56% owned by Mcloudvr HK
	-	Formed on November 4, 2021
	-	Registered capital of HKD 10,000 (USD 1,288)
	-	No operation

Shenzhen Haiyun Xinsheng Technology Co., Ltd. (“Shenzhen Haiyun”)	-	A PRC limited liability company	100% owned by Ocean HK
	-	Formed on December 3, 2021
	-	Registered capital of RMB 50,000,000 (USD 7,846,707)
	-	No operation

Shenzhen Tata Mutual Entertainment Information Technology Co., Ltd. (“Shenzhen Tata”)	-	A PRC limited liability company	100% owned by Shenzhen Haiyun
	-	Formed on January 16, 2020
	-	Sold on June 30, 2022
	-	Registered capital of RMB 5,000,000 (USD 784,671)
	-	Game promotion service

Name	Background		Ownership
Shenzhen Youmi Technology Co., Ltd. (“Shenzhen Youmi”)	-	A PRC limited liability company	100% owned by Shenzhen Haiyun
	-	Formed on January 29, 2022
	-	Sold on May 31, 2023
	-	Registered capital of RMB 5,000,000 (USD 784,671)
	-	Game promotion and advertising service

Shenzhen Yushian Technology Co., Ltd. (“Shenzhen Yushi”)	-	A PRC limited liability company	100% owned by Shenzhen Haiyun
	-	Formed on February 18, 2022
	-	Registered capital of RMB 5,000,000 (USD 784,671)
	-	Advertising service

Horgos Tata Mutual Entertainment Information Technology Co., Ltd. (“Horgos Tata”)	-	A PRC limited liability company	100% owned by Shenzhen Tata
	-	Formed on March 22, 2022
	-	Sold on June 30, 2022
	-	Registered capital of RMB 5,000,000 (USD 784,671)
	-	Game promotion service

Horgos Youmi Technology Co., Ltd. (“Horgos Youmi”)	-	A PRC limited liability company	100% owned by Shenzhen Youmi
	-	Formed on March 17, 2022
	-	Sold on May 31, 2023
	-	Registered capital of RMB 5,000,000 (USD 784,671)
	-	Advertising service

Horgos Yushian Technology Co., Ltd. (“Horgos Yushi”)	-	A PRC limited liability company	100% owned by Shenzhen Yushi
	-	Formed on March 24, 2022
	-	Registered capital of RMB 5,000,000 (USD 784,671)
	-	Advertising service

Kashgar Youshi Information Technology Co., Ltd. (“Kashgar Youshi”)	-	A PRC limited liability company	100% owned by Qianhai Youshi
	-	Formed on May 5, 2016
	-	Registered capital of RMB 5,000,000 (USD 769,230)
	-	Primarily engages in holographic content sales and SDK software services.

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2023. Accordingly, these unaudited interim condensed financial statements should be read in conjunction with the Company’s audited financial statements and note thereto as of and for the years ended December 31, 2022.

Principles of consolidation

The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position, the fair value of contingent consideration related to business acquisitions. Actual results could differ from these estimates.

Foreign currency translation and other comprehensive income (loss)

The reporting currency of the audited consolidated financial statements for the December 31, 2022 is USD. The company has also presented USD for the period ended June 30, 2023 as additional information to the reader.

As of June 30, 2023, which was the last business day of the registrant’s second quarter, the Company determined that it would qualify as a foreign private issuer, as that term is defined in Rule 3b-4(c) promulgated under the Securities Exchange Act of 1934, beginning as of July 1, 2023. The Company has therefore changed its reporting currency from US dollars (“USD”) to Renminbi (“RMB”).

The Company uses RMB as its reporting currency. The functional currency of MicroCloud, MC, Mengyun HK, Mcloudvr HK and Broadvision HK is in US dollars and the functional currency of the Company’s other subsidiaries is RMB, as determined based on the criteria of Accounting Standards Codification (“ASC”) 830 “Foreign Currency Matters.”

In the unaudited interim condensed consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. The resulting foreign currency translation adjustment is recorded in other comprehensive income (loss).

The balance sheet amounts, with the exception of shareholders’ equity for MC, Mengyun HK, Mcloudvr HK and Broadvision HK as of June 30, 2023 and December 31, 2022 were translated at RMB 1.00 to USD 0.1384 and to USD 0.1450, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Convenience translation

Translations of balances in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of income and unaudited interim condensed consolidated statements of cash flows from RMB into USD as of and for the six months ended June 30, 2023 are solely for the convenience of the reader and were calculated at the rate of RMB 1.00 to USD 0.1384, representing the mid-point reference rate set by Peoples’ Bank of China on June 30, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains most of its bank accounts in the PRC and HK.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

Other receivables and prepaid expenses

Other receivables that are short term in nature include employee advances to pay certain of the Company’s expenses in the normal course of business and certain short-term deposits. Prepaid expenses included utilities or system services. An allowance for doubtful accounts may be established and recorded based on management’s assessment of the likelihood of collection. Management reviews these items on a regular basis to determine if the allowance for doubtful accounts is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Property plant and equipment, net

Property plant and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. The estimated useful lives are as follows:

Useful Life
Office equipment	3 years
Office furniture and fixtures	3 – 5 years
Leasehold improvements	1 – 2 years

Cost method investments

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investments at the historical cost in its condensed consolidated financial statements and subsequently records any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Cost method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of customer relationships, software, and non-competing agreements. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of three to ten years.

Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

The Company reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. The Company has the option to assess qualitative factors to determine whether it is necessary to perform further impairment testing in accordance with ASC 350-20, as amended by ASU 2017-04. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then the impairment test described below is required. The Company compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, impairment is recognized for the difference, limited to the amount of goodwill recognized for the reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred, and are included in general and administrative expenses in the Company’s consolidated statements of operations. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Warrants liabilities

The Company accounts for warrants (Public Warrants or Private Warrants) as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the consolidated statements of operations. The Company has elected to account for its Public Warrants as equity and the Private Warrants as liabilities.

Revenue recognition

Effective January 1, 2019, the Company adopted ASC Topic 606 using the modified retrospective adoption method. Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price

5)	Recognize revenue when or as the entity satisfies a performance obligation

The Company’s revenue recognition policies effective upon the adoption of ASC 606 are as follows:

(i) Holographic Solutions

a. Holographic Technology LiDAR Products

The Company generates light detection and ranging (“LiDAR”) revenue through selling integrated circuit board embedded with holographic software. The Company typically enters into written contracts with its customer where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of inventory. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes product revenue at a point in time when the control of products is transferred to customers.

b. Holographic Technology Intelligence Vision software and Technology Development Service

The Company generates revenue by developing advanced driver assistance systems (“ADAS”) software and technology, which are generally on a fixed-priced basis. The Company has no alternative use for the customized software and the Company has an enforceable right to payment for performance completed to date. Revenues from ADAS software development contracts are recognized over time during the contract period based on the Company’s measurement of progress towards completion using input method, which is usually measured by comparing labor hours expended to date to total estimated labor hours needed to satisfy the performance obligation. As of June 30, 2023 and December 31, 2022, the Company’s aggregate amounts of transaction price allocated to unsatisfied performance obligation are RMB 0 and RMB 465,800, respectively. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period. The Company has a long history of developing various ADAS software resulting in its ability to reasonably estimate the progress toward completion on each fixed price customized contracts.

c. Holographic Technology Licensing and Content Products

The Company provides holographic content products and holographic software for music videos, shows, and commercials on a fixed-price basis. These contents and software are generally pre-developed and exist when made available to the customer. Content products are delivered through its website or offline using hard drive.

Revenues from licensing and content products are recognized at the point in time when the control of products or services is transferred to customers. No upgrades, maintenance, or any other post-contract customer support are provided.

d. Holographic Technology Hardware Sales

The Company is a distributer of holographic hardware and generates revenue through resale. In accordance with ASC 606, revenue recognition: principal agent consideration, an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. Otherwise, the entity is an agent in the transaction. The Company evaluates three indicators of control in accordance with ASU 2016-08: 1) For hardware sales, the Company is the most visible entity to customers and assumes fulfilment risk and risks related to the acceptability of products, including addressing customer complaints directly and handling of product returns or refunds directly. 2) The Company assumes inventory risk after taking the title from vendors and is responsible for product damage during shipment period prior to acceptance of its customers and is also responsible for product return if the customer is not satisfied with the products. 3) The Company determines the resale price of hardware products. 4) The Company is the party that directs the use of the inventory and can prevent the vendor from transferring the product to a customer or to redirect the products to a different customer. After evaluating the above scenario, the Company considers itself the principal of these arrangements and records hardware sales revenue on a gross basis.

Hardware sales contracts are on a fixed price basis with no separate sales rebate, discount, or other incentive. Revenue is recognized at a point in time when the Company has delivered products and the acceptance by its customer with no future obligation. The Company generally permits returns of products due to deficits; however, returns are historically insignificant.

(ii) Holographic Technology Service

Holographic advertisements are the use of holographic technology integrated into advertisements on media platforms and offline display. The Company enters advertising contracts with advertisers to promote merchandises and services where the price, which is generally based on cost per action (“CPA”), is fixed and determinable. The Company provides its advertising service to channel providers where the amounts cost per action are also fixed and determinable. Revenue is recognized at a point of time when agreed actions are performed. The Company considers itself as provider of the services under the CPA model as it has the control of the services at any time before it is transferred to the customers which is evidenced by 1) having a right to a service to be performed by the other party, which gives the Company the ability to direct that party to provide the service to the customers on the Company’s behalf. 2) having discretion in setting the price for the service 3) billing monthly advertising fee directly to customers by settling valid CPA data with customers. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis. The Company also provides advertisement services through influencers on social networks. The Company charges advertisers a fixed rate, which is generally a fixed percentage of total value of merchandise sold over a specific period (“GMV”). Revenue is recognized at a point of time when merchandise is sold through social network.

The Company’s software development kit (“SDK”) service is a collection of software development tools in one installable package that enables customers (usually software developers) to add holographic functionality and run holographic advertisements in their APPs or software. SDK contracts are primarily on a fixed rate basis, or cost per SDK Connection. The Company recognizes SDK service revenue at a point in time when a user completes an SDK connection via a designated portal. Service fees are generally billed monthly based on per-connection basis.

The Company also provides game promotion services for game developers and licensed game operators. The Company acted as a marketing channel that it will promote the games through in-house or third-party platforms, from which users can download the mobile and purchase virtual currency for in game premium features to enhance their game playing experience. The Company contracts with third party payment platforms for collection services offered to game players who have purchased virtual currency. The game developers, licensed operator, payment platforms and the marketing channels are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the game players. The Company’s obligation in the promotion services is completed at a point in time when the game players made a payment to purchase virtual currency. The Company considered itself an agent in these arrangements since it does not control the services at any time. Accordingly, the Company records the game promotion service revenue on a net basis.

Contract balances

The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Payments received from customers before all of the relevant criteria for revenue recognition met are recorded as deferred revenue.

Cost of revenues

For holographic solutions, the cost of revenue consists primarily of the costs of hardware products sold and outsourced content providers, third party software development costs, and compensation expenses for the Company’s professionals.

For holographic technology service, the cost of revenue consists primarily of costs paid to channel distributors for advertising services and compensation expenses for the Company’s professionals.

Cost allocation

Cost allocation include allocation of certain general and administrative and financial expenses paid by the Parent. General and administrative expenses consist primarily salary and related expenses of senior management and employees, shared management expenses, including accounting, consulting, legal support services, and other expenses to provide operating support to the related businesses. These allocations are made using a proportional cost allocation method by considering the proportion of revenues, headcounts as well as estimates of time spent on the provision of services attributable to the Company and the related expenses resulted from the acquisition of subsidiary.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, outsourced subcontractors, as well as office rental, depreciation and related expenses for the Company’s research and product development team.

Value added taxes (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13% in China, depending on the type of service provided or product sold. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the condensed consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed are subject to examination by any applicable tax authorities.

Other Income

Other Income primary includes government subsidies which are amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation.

Leases

The Company adopted FASB ASU 2016-02, “Leases” (Topic 842) for the year ended December 31, 2020, and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Operating lease ROU assets and lease liabilities are recognized at the adoption date or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

Earnings/(loss) per share

The Company computes earnings/loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income/loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Segment reporting

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The adoption of this ASU does not have a material effect on the Company’s condensed consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
	(Audited)
Accounts receivable	85,215,404	85,947,341	11,894,509
Less: allowance for doubtful accounts	(4,862,941)	(20,534,926)	(2,841,890)
Accounts receivable, net	80,352,463	65,412,415	9,052,619

The following table summarizes the changes in allowance for doubtful accounts:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
	(Audited)
Beginning balance	1,886,467	4,862,941	705,060
Provision for doubtful accounts	2,976,474	15,671,985	2,263,037
Exchange rate difference	-	-	(126,207)
Ending balance	4,862,941	20,534,926	2,841,890

Note 4 — Inventories

Inventories consist of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
	(Audited)
Raw materials	1,816,058	1,976,122	273,482
Finished goods	118,350	54,685	7,568
Total	1,934,408	2,030,807	281,050
Less: Inventory allowance	(176,459)	(176,459)	(24,421)
Inventories, net	1,757,949	1,854,348	256,629

Note 5 — Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
	(Audited)
Office equipment	1,140,456	1,140,456	157,831
Mechanical equipment	1,059,178	1,059,178	146,583
Electronic and other equipment	2,454,537	2,800,025	387,503
Vehicles	43,982	43,982	6,087
Subtotal	4,698,153	5,043,641	698,004
Less: accumulated depreciation	(3,050,277)	(3,387,018)	(468,739)
Total	1,647,876	1,656,623	229,265

Depreciation expense for the six months ended June 30, 2022 and 2023 amounted to RMB 125,223 and RMB 336,741 (USD 46,602), respectively.

Note 6 — Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of accounting software. The following table summarizes acquired intangible asset balances as of:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
	(Audited)
Customer relationships	13,300,000	13,300,000	1,840,627
Software	14,745,632	14,745,632	2,040,692
Non-compete agreement	2,300,000	2,300,000	318,304
Subtotal	30,345,632	30,345,632	4,199,623
Less: accumulated amortization	(14,969,109)	(18,158,314)	(2,512,984)
Intangible assets, net	15,376,524	12,187,318	1,686,639

Amortization expense for the six months ended June 30, 2022 and 2023 amounted to RMB 3,190,247 and RMB 3,189,205 (USD 342,666), respectively.

The estimated amortization is as follows:

Twelve months ending June 30,	Estimated amortization expense	Estimated amortization expense
	RMB	USD
2023	3,118,895	431,633
2024	4,600,734	636,709
2025	4,467,080	618,213
2026	609	84
Thereafter	-	-
Total	12,187,318	1,686,639

Note 7 — Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. The following table summarizes the components of acquired goodwill balances as of:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
	(Audited)
Goodwill from Shenzhen Bowei acquisition*	9,729,086	9,729,086	1,346,438
Goodwill from Shenzhen Tianyuemeng acquisition**	11,426,811	11,426,811	1,581,390
Goodwill	21,155,897	21,155,897	2,927,828

*	On July 1, 2020, Shenzhen Mengyun entered into acquisition agreement to acquire 100% equity interests of Shenzhen Bowei, a provider of holographic PCBA solutions. The transaction consummated on July 1, 2020. According to the agreement, acquisition consideration is RMB 20,000,000 (approximately USD 3.1 million) to acquire the 100% equity interests of Shenzhen Bowei. Acquired amortizable intangible assets includes customer relationship, software, and non-compete agreements. Approximately RMB 9.7 million (USD 1.5 million) of goodwill arising from the acquisition is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.
**	On October 1, 2020, Shenzhen Mengyun entered into acquisition agreement to acquire 100% equity interests of Shenzhen Tianyuemeng, an entity focused on holographic advertising services. The transaction consummated on October 1, 2020. According to the agreement, acquisition consideration is RMB 30,000,000 (approximately USD 4.6 million) to acquire the 100% equity interests of Shenzhen Tianyuemeng. Acquired amortizable intangible assets includes customer relationship, software, and non-compete agreements. Approximately RMB 11.4 million (USD 1.8 million) of goodwill arising from the acquisition is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise (a) the assembled work force and (b) the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition.

The changes in the carrying amount of goodwill allocated to reportable segments as of December 31, 2022 and June 30, 2023 are as follows:

	Holographic solutions	Holographic technology service	Total	Total
	RMB	RMB	RMB	USD
As of December 31, 2022	9,729,086	11,426,811	21,155,897	3,067,317
As of June 30, 2023	9,729,086	11,426,811	21,155,897	2,927,828

Note 8 — Investments in unconsolidated entities

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
	(Audited)
Equity investments without readily determinable fair value:
19.9% Investment(1)	2,000,000	2,000,000	276,786
4.4% Investment(2)	500,000	500,000	69,196
5% Investment(3)	600,000	600,000	83,036
3% Investment(4)	1,000,000	1,000,000	138,393
2% Investment(5)	-	600,000	83,036
Impairment	(4,100,000)	(4,100,000)	(567,411)
Total	-	600,000	83,036

(1)	In August 2016, Shenzhen Mengyun invested RMB 2,000,000 in a company in the technology development and animation design areas for 19.9% equity interest. Due to the continual losses, the Company believes that the probability of recovering the investment is low. Therefore, the Company accrued RMB 2,000,000 (USD 306,645) impairment loss for the investment in 2018.
(2)	In November 2015, Shanghai Mengyun invested RMB 500,000 in a company in the database service for 4.44% equity interest. Due to the continual losses, the Company believes that the probability of recovering the investment is low. Therefore, the Company accrued RMB 500,000 (USD 76,661) impairment loss for the investment in 2018
(3)	In September 2021, Shenzhen Mengyun invested RMB 600,000 in a company specializing in research and development of smart wearable devices for 5% equity interest. Due to the continual losses, the Company believes that the probability of recovering the investment is low. Therefore, the Company accrued RMB 600,000 (USD 89,166) impairment loss for the investment in 2022.
(4)	In October 2021, Shenzhen Mengyun invested RMB 1,000,000 in a company specializing in VR/AR education technology for 3% equity interest. Due to the continual losses, the Company believes that the probability of recovering the investment is low. Therefore, the Company accrued RMB 1,000,000 (USD 148,611) impairment loss for the investment in 2022.
(5)	In March 2023, Shenzhen Mengyun invested RMB 600,000 in a company in the technology development and animation design areas for 2% equity interest.

Note 9 — Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
	(Audited)
Salary payables	6,875,285	6,658,487	921,488
Other payables and accrued expenses	6,674,268	6,773,998	937,474
Total other payables and accrued liabilities	13,549,553	13,432,485	1,858,962

Note 10 — Related party balances and transactions

The amounts due from related parties consist of the following:

Name of Related Parties	Relationship	Nature	December 31, 2022	June 30, 2023	June 30, 2023
			RMB	RMB	USD
			(Audited)
Shenzhen Ultimate Holographic Culture Communication Co., Ltd	Shenzhen Mengyun’s 19.9% equity investment	Advances for operational purposes, no interest, due on demand	60,280	-	-
Total:			60,280	-	-

The amounts due to related parties consists of the following:

Name of Related Parties	Relationship	Nature	December 31, 2022	June 30, 2023	June 30, 2023
			RMB	RMB	USD
			(Audited)
Yuxiu Han.	Former shareholder and current legal representative of Shenzhen Bowei	Advances for operational purpose, no interest, due on demand	350,000	-	-
Total:			350,000	-	-

Note 11 — Taxes

Significant components of the benefit of income taxes are as follows:

	For the six months ended June 30, 2022	For the six months ended June 30, 2023	For the six months ended June 30, 2023
	RMB	RMB	USD
Current	(15,989)	50,007	7,221
Deferred	1,685,750	943,920	136,302
Benefit of income taxes	1,669,761	993,927	143,523

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
	(Audited)
Deferred tax assets:
Allowance for doubtful accounts	256,868	202,764	28,061
Impairment loss for investment	240,000	240,000	33,214
Net operating loss carry forward	3,409,722	5,354,785	741,065
Inventory reserve	26,469	26,469	3,663
Right of use	14,110	18,201	2,519
Less :valuation allowance	(3,054,301)	(4,279,816)	(592,297)
Deferred tax assets, net	892,868	1,562,403	216,225
Deferred tax liabilities:
Recognition of intangible assets arising from business combinations	1,999,387	1,725,002	238,728
Deferred tax liabilities, net	1,999,387	1,725,002	238,728
Total deferred tax liabilities, net	1,106,519	162,599	22,503

The Company evaluated the recoverable amounts of deferred tax assets, and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary differences can be utilized. Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Company considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets would not be realized based on the Company’s estimate of its future taxable income. If events occur in the future that allow the Company to realize more of its deferred income tax than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of fair value adjustment from acquisitions in 2020. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

As of June 30, 2023, the Company had net operating loss carry forwards of approximately RMB 40,980,173 (USD 5,671,368), which arose from Shanghai Mengyun, Shenzhen Mengyun, Qianhai Youshi, Yijia Nework and Shenzhen Bowei, the subsidiaries established in the PRC, and will expire during the period from 2023 to 2027.

Value added taxes (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT are based on gross sales price. VAT rate is 6% on services and 13% on goods in China.

Taxes payable consisted of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
	(Audited)
VAT taxes payable	49,655	175,154	24,240
Income taxes payable	473,565	400,068	55,367
Other taxes payable	79,034	28,813	3,987
Totals	602,254	604,035	83,594

Note 12 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and short-term investments consisting of time deposit. In China, the insurance coverage for cash deposits at each bank is RMB 500,000. As of June 30, 2023 and December 31, 2022, cash and time deposit balance of RMB 136,273,128 (USD 18,859,244) and RMB 151,119,985 (USD 21,910,338) was deposited with financial institutions located in China, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the six months ended June 30, 2023, one customer accounted for 26.0% of the Company’s total revenues. For the six months ended June 30, 2022, one customer accounted for 24.1% of the Company’s total revenues.

As of June 30, 2023, two customers accounted for 25.3% and 25.2% of the Company’s accounts receivable. As of December 31, 2022, two customers accounted for 26.4% and 15.8% of the Company’s accounts receivable.

Vendor concentration risk

For the six months ended June 30, 2023, two vendors accounted for 50.7% and 14% of the Company’s total purchases. For the six months ended June 30, 2022, two vendors accounted for 31.4% and 16.2% of the Company’s total purchases.

As of June 30, 2023, one vendor accounted for 65.4% of the Company’s accounts payable. As of December 31, 2022, two vendors accounted for 63.6% and 10.0% of the Company’s accounts payable, respectively.

Note 13 — Leases

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

The Company has several offices lease agreements with lease terms ranging from two to six years. Upon adoption of ASU 2016-02 on January 1, 2022, the Company recognized approximately RMB 5.7 million (USD 0.9 million) of right of use (“ROU”) assets and approximately RMB 5.7 million (USD 0.9 million) of operating lease liabilities based on the present value of the future minimum rental payments of leases, using incremental borrowing rate of 7.0%. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration.

As of June 30, 2023, the Company’s operating leases had a weighted average remaining lease term of approximately 2.57 years.

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Rent expenses for the six months ended June 30, 2023 and 2022 were RMB 960,220 (USD 142,699) and RMB 943,789, respectively.

The maturity of the Company’s lease obligations is presented below:

Twelve Months Ending December 31,	Operating Lease Amount	Operating Lease Amount
	RMB	USD
2023(remaining six months)	1,275,719	176,551
2024	1,252,317	173,312
2025	962,477	133,200
2026	579,793	80,239
Total lease payments	4,070,306	563,302
Less: Interest	(694,731)	(96,146)
Present value of lease liabilities	3,375,575	467,156

Future amortization of Company’s ROU assets is presented below:

Twelve Months Ending December 31,	Operating Lease Amount	Operating Lease Amount
	RMB	USD
2023(remaining six months)	799,014	110,578
2024	1,097,308	151,860
2025	825,821	114,288
2026	510,832	70,695
Total	3,232,975	447,421

Note 14 — Warrant liabilities

As of June 30, 2023, the Company had 5,750,000 public warrants and 270,500 private warrants.

The Company accounts for its outstanding Warrants in accordance with the guidance contained in ASC 815-40-15-7D and 7F. Management has determined that the Private Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Private Warrants as liabilities at their fair value and adjusts the Private Warrants to fair value at each reporting period. Management has further determined that its Public Warrants qualify for equity treatment. Warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statements of operations.

Public Warrants

On June 24, 2021, the Company sold 5,750,000 units at a price of $10.00 per Public Unit in its Initial Public Offering. Each Public Unit consists of one ordinary share of the Company, $0.0001 par value per share, one right and one redeemable warrant (the “Public Warrant”). Each Public Warrant entitles the holder to purchase one-half (1/2) of an ordinary share at an exercise price of $11.50 per whole share, subject to adjustment as described in Form S-1 Amendment No. 2 filed on June 11, 2021. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares. This means that only an even number of warrants may be exercised at any given time by a warrant holder.

No public warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares. It is the Company’s current intention to have an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary shares in effect promptly following consummation of an initial business combination.

The Public Warrants became exercisable on September 16, 2022, the later of (a) the consummation of a Business Combination, which was September 16, 2022, or (b) 12 months from the effective date of the registration statement relating to the Initial Offering, which was June 21, 2021. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file, and within 60 business days following a Business Combination to have declared effective, a registration statement covering the ordinary shares issuable upon exercise of the warrants. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon the exercise of the Public Warrants is not effective within 60 days, the holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the Public Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their Public Warrants on a cashless basis. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company may call the warrants for redemption (excluding the Private Warrants), in whole and not in part, at a price of $0.01 per warrant:

●	at any time while the Public Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant holder,

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $16.50 per share, for any 20 trading days within a 30-trading day period ending on the third trading day prior to the notice of redemption to Public Warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the issuance of the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

Private Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated a private placement of 270,500 Private Units at $10.0 per unit, purchased by the sponsor. The Private Units are identical to the units sold in the Initial Public Offering except that the warrants included in the Private Units (the “Private Warrants”) and the ordinary shares issuable upon the exercise of the Private Warrants will not be transferable, assignable or saleable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Note 15 — Commitments and contingencies

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

The Company, along with its shareholder Joyous JD Limited, has initiated litigation in the New York Supreme Court New York County against Greenland Asset Management Corporation, the sponsor of the pre-business combination company, Golden Path Acquisition Corporation (“Sponsor”).

1. Joyous JD Limited is seeking damages in connection with the Sponsor’s breach of certain investment agreements which was executed by and between the Sponsor and Joyous JD Limited;

2. The Company is seeking damages in connection with the Sponsor’s noncompliant misuse of Form S-4 in registering shares during the course of the business combination, which resulted in a forced withdrawal of the Form S-4. The Company has commenced lawsuit seeking damages.

The Court has accepted the complaint filed by the Company and Joyous JD Limited. Due to uncertainty over the process and outcome of the lawsuit, the final ruling of the Court shall prevail.

Note 16 — Shareholders’ equity

Ordinary shares

The Company was established under the laws of Cayman Islands on November 10, 2020 with authorized shares of 500,000,000 ordinary shares and a par value of USD 0.0001 each.

On January 6, 2021, the Company issued an aggregate of 1,150,000 founder shares to the Sponsor for an aggregate purchase price of $25,000 in cash.

On March 26, 2021, the Company issued an additional 287,500 founder shares to the Sponsor in connection with a recapitalization.

On June 24, 2021, the Company sold 5,750,000 units at a price of $10.00 per Public Unit in the Initial Public Offering.

Simultaneously on June 24, 2021, the Company issued 270,500 ordinary shares under 270,500 private placement units at $10 per unit, to the Sponsor.

Due to the Merger, public shareholders redeemed 2,182,470 ordinary shares.

At the Closing of the Business Combination, the Company issued 44,554,455 ordinary shares to the former shareholders of MC.

As of June 30, 2023, the Company had 50,812,035 shares with a par value of USD 0.0001 each.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Beijing Xihuiyun and Shanghai Mengyun (collectively “Mengyun PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying unaudited consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Mengyun PRC entities.

Mengyun PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Mengyun PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund and staff bonus and welfare fund at its discretion. Mengyun PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Mengyun PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulations in the PRC may further restrict Mengyun PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2023, amounts restricted are the paid-in-capital and statutory reserve of Mengyun PRC entities, which amounted to RMB 41,106,881 (USD 6,121,025).

Statutory reserve

During the six months ended June 30, 2023 and 2022, Mengyun PRC entities collectively attributed RMB 0 and RMB 1,722,734, of retained earnings for their statutory reserves, respectively.

Note 17 — Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has two operating segments: (1) holographic solutions, and (2) holographic technology service.

The following tables present summary information by segment for the six months ended June 30, 2023 and 2022:

	Holographic solutions	Holographic technology service	Total June 30, 2022	Total June 30, 2022
	RMB	RMB	RMB	USD
Revenues	107,019,008	145,127,630	252,146,638	37,634,950
Cost of revenues	(91,313,957)	(35,062,312)	(126,376,269)	(18,862,693)
Gross profit	15,705,051	110,065,318	125,770,369	18,772,257
Depreciation and amortization	(1,273,588)	(2,041,882)	(3,315,470)	494,861
Total capital expenditures	(1,812,133)	-	(1,812,133)	(270,476)

	Holographic solutions	Holographic technology service	Total June 30, 2023	Total June 30, 2023
	RMB	RMB	RMB	USD
Revenues	20,639,027	77,275,798	97,914,825	14,138,917
Cost of revenues	(15,230,528)	(32,724,181)	(47,954,709)	(6,924,668)
Gross profit	5,408,499	44,551,617	49,960,116	7,214,249
Depreciation and amortization	(3,525,947)	-	(3,525,947)	(509,147)
Total capital expenditures	(345,488)	-	(345,488)	(49,889)

Total assets as of:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
	(Audited)
Holographic solutions	200,456,129	178,063,283	24,642,708
Holographic technology service	81,665,772	74,962,758	10,374,320
Total assets	282,121,901	253,026,041	35,017,028

Disaggregated information of holographic solutions revenues by business lines are as follows:

	Total for the six months ended June 30, 2022	Total for the six months ended June 30, 2023	Total for the six months ended June 30, 2023
	RMB	RMB	USD
Holographic Technology LiDAR Products	19,462,207	13,825,305	1,996,376
Holographic Technology Intelligence Vision software and Technology Development Service	12,768,490	1,907,888	275,499
Holographic Technology Licensing and Content Product	13,854,285	2,689,770	388,403
Holographic Hardware Sales	60,934,026	2,216,064	320,000
Total Holographic Solutions	107,019,008	20,639,027	2,980,278